                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)/1/

                       ---------------------------------
                                TV GUIDE, INC.
                       ---------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
                -----------------------------------------------
                        (Title of Class of Securities)

                                   87307Q109
                    -------------------------------------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
                    -------------------------------------
                                with copies to:

                            Jeffrey W. Rubin, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                October 4, 1999
                         -----------------------------
            (Date of event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

_____________________

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              Page 1 of 28 Pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 87307Q109                                      PAGE 2 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The News Corporation Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Australia, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,534,108/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 6
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,534,108/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 6
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      66,534,108/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]/2/
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.7%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

____________________

/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5 of Amendment No. 1 to the Statement on Schedule 13D ("Amendment No. 1").

/2/ Excludes shares beneficially owned by Liberty UVSG, Inc. ("Liberty UVSG")
    (formerly, TCI UVSG, Inc.) and Liberty Media Corporation ("Liberty, and together with Liberty UVSG, the "Liberty Companies"). See Item 5 of Amendment No. 1.

/3/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because the holders of Class B Common Stock are entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.8% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5 of Amendment No. 1.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 87307Q109                                      PAGE 3 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      News Publishing Australia Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,534,108/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 6
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,534,108/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 6
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      66,534,108/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]/2/
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.7%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

___________________

/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5 of Amendment No. 1.

/2/ Excludes shares beneficially owned by the Liberty Companies. See Item 5 of Amendment No. 1.

/3/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because the holders of Class B Common Stock are entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.8% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5 of Amendment No. 1.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 87307Q109                                      PAGE 4 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TVG Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,534,108/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 6
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,534,108/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 6
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      66,534,108/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]/2/
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.7%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

_______________

/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5 of Amendment No. 1.

/2/ Excludes shares beneficially owned by the Liberty Companies. See Item 5 of
    Amendment No. 1.

/3/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because the holders of Class B Common Stock are entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.8% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5 of Amendment No. 1.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 87307Q109                                      PAGE 5 OF 28 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      K. Rupert Murdoch
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,534,108/1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 6
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,534,108/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          See Item 6
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      66,534,108/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]/2/
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.7%/3/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5 of Amendment No. 1.

/2/ Excludes shares beneficially owned by the Liberty Companies. See Item 5 of
    Amendment No. 1.

/2/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because the holders of Class B Common Stock are entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5 of Amendment No. 1.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 2)

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                TV GUIDE, INC.


Introductory Statement
----------------------

         This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of TV Guide, Inc., a Delaware corporation (the "Issuer" or "Company"), and includes information regarding (i) the Class A Common Stock, and (ii) the Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of the Issuer. This Amendment amends and supplements (i) the Statement originally filed with the Securities and Exchange Commission (the "SEC") by the "Reporting Persons" (as defined herein) on August 11, 1998 and (ii) Amendment No. 1 to the Statement ("Amendment No. 1") filed by the Reporting Persons on April 5, 1999.

Item 2.  Identity and Background.
         -----------------------

         Item 2 is hereby amended and restated to read in its entirety as follows:

         This Statement is being filed by (i) The News Corporation Limited ("News Corp."), a South Australia, Australia corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News Publishing Australia Limited ("NPAL"), a Delaware corporation and a subsidiary of News Corp., with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801, (iii) TVG Holdings, Inc. ("Holdings"), a Delaware corporation and a subsidiary of NPAL, with its principal executive offices at 1300 North Market Street, Suite 404,

                              Page 6 of 28 Pages

Wilmington, Delaware 19801, and (iv) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035. News Corp., NPAL, Holdings and K. Rupert Murdoch are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

          News Corp. is one of the world's largest media companies with total assets as of December 31, 1998 of approximately US $36 billion and total annual revenues of approximately US $14 billion. News Corp.'s diversified global operations in the United States, Canada, the United Kingdom, Australia, Latin America and the Pacific basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of various popular online services.

          NPAL is a holding company 100% of which is owned by News Corp. directly and through certain intermediaries.

          Holdings is a wholly-owned subsidiary of NPAL and holds the shares of Class A Common Stock and Class B Common Stock of the Issuer reported herein.

          K. Rupert Murdoch is the Chairman and Chief Executive of News Corp.; a director of NPAL; a director of News International plc, News Corp.'s principal subsidiary in the United Kingdom; a director of News Limited, News Corp.'s principal subsidiary in Australia; a director of News America Incorporated ("NAI"), News Corp.'s principal subsidiary in the United States and whose affiliates and

                              Page 7 of 28 Pages
subsidiaries conduct a substantial portion of the United States activities of News Corp.; a director of Holdings; a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; director, Chairman and Chief Executive Officer of Fox Entertainment Group, Inc., an indirect subsidiary of News Corp. principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming and a director of Fox Family Worldwide, Inc., a subsidiary of Fox Entertainment Group, Inc. which is an integrated family and children's entertainment company that develops, acquires, produces, broadcasts and distributes live-action and animated family and children's television programming on a global basis.

          Approximately 30% of the voting stock of News Corp. is owned by (i) Mr. Murdoch and members of his family, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and certain charities and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corp. owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corp., Mr. Murdoch may be deemed to control the operations of News Corp.

          During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                              Page 8 of 28 Pages

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and restated to read in its entirety as follows:

          Holdings acquired its shares of Class A Common Stock and Class B Common Stock on March 1, 1999 pursuant to (i) the Share Exchange Agreement, effective as of June 10, 1998, among NAI, Holdings and the Issuer (the "Share Exchange Agreement"), (ii) the letter agreement, effective as of June 10, 1998, among News Corp., Tele-Communications, Inc. ("TCI") and the Issuer (the "Parent Agreement") and (iii) the letter agreement, dated February 23, 1999, among News Corp., TCI and the Issuer (the "Equalization Letter," and collectively with the Share Exchange Agreement and the Parent Agreement, the "Acquisition Agreements"). Under the terms of the Share Exchange Agreement, Holdings received 22,503,412 shares of Class A Common Stock, 37,496,588 shares of Class B Common Stock and $800 million in cash in exchange for the outstanding shares of capital stock of News America Publications Inc. and TVSM, Inc., publishers of TV Guide magazine and other television program listings guides.

          Pursuant to the Parent Agreement and the Equalization Letter, Holdings acquired 6,543,108 shares of Class A Common Stock for approximately $129 million, which represents the approximately $131 million aggregate price of such shares, less a transaction adjustment of approximately $2 million.

          In connection with the Stockholders' Agreement, dated as of March 1, 1999, between Holdings, News Corp., Liberty UVSG, Inc. ("Liberty UVSG") (formerly TCI UVSG, Inc.), Liberty Media Corporation ("Liberty, and together with Liberty UVSG, the "Liberty Companies"), TCI and the Issuer (the "Stockholders Agreement"), described in Item 6 below (the complete text of which is filed as an Exhibit hereto and incorporated herein by reference) and the closing of the transactions contemplated by the Acquisition Agreements, the Board of Directors of the Issuer (the "Issuer Board") amended and restated the bylaws of the Issuer to, among other things, fix the number of the Issuer's directors at ten and to provide that the approval of any action by the Board of Directors requires the affirmative vote of at least seven of the ten directors, except for the removal of any officer of the Issuer, which requires

                              Page 9 of 28 Pages
approval of six of the ten directors. In connection with the closing of the transactions contemplated by the Acquisition Agreements, certain officers of News Corp., including Joachim Kiener, who is currently Chairman and Chief Executive Officer of the Issuer, became officers of the Issuer.

          In addition, pursuant to the Stockholders Agreement, TCI, the Liberty Companies, News Corp. and Holdings have agreed that each stockholder or group of related stockholders that are party to such Agreement shall be entitled to designate one member of the Issuer's Board of Directors for each 12.5% of the Class B Common Stock owned by such stockholder or group, and the other parties to such Agreement would vote their shares of Common Stock in favor of the election of such designees as director. Based on their relative share ownership following the closing of the transactions contemplated by the Acquisition Agreements, each of Liberty UVSG and Holdings designated four members of the Board of Directors. The eight members so designated then appointed two persons who are independent directors within the meaning of the rules of the Nasdaq Stock Market. Each of Liberty UVSG and Holdings is currently entitled to designate four members of the Issuer Board. Holdings has designated Joachim Kiener, Chairman and Chief Executive Officer of the Issuer, Chase Carey, an Executive Director and Co-Chief Operating Officer of News Corp., and Peter Chernin, an Executive Director, President and Chief Operating Officer of News Corp, as directors. There is currently a vacancy on the Issuer Board with respect to which Holdings is entitled to designate a director and Holdings has not, as of the date hereof, designated a director to fill such vacancy. The four directors designated by Liberty UVSG are Peter C. Boylan III, President and Chief Operating Officer of the Issuer, Robert R. Bennett, Gary S. Howard and Larry E. Romrell, the latter three of which are currently directors of Liberty.

          Further, pursuant to the amended and restated bylaws of the Issuer, the Executive Committee of the Board of Directors has four members, all of whom have been designated by the holders of the Class B Common Stock, with such powers as may be delegated to it by the unanimous consent of the entire Board of Directors. In accordance with the Stockholders Agreement, the four members of the Executive

                              Page 10 of 28 Pages

Committee consist of two members designated by Liberty UVSG and two members designated by Holdings.

          The descriptions of, and references to, the Acquisition Agreements, the Stockholders Agreement and other agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated by reference herein.

          News Corp. and Holdings have entered into a voting agreement with Gemstar International Group Limited with respect to the shares of Common Stock owned of record or beneficially owned by them. See Item 6 which is hereby incorporated by reference herein.

          The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the television and entertainment programming industries generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

          Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or

                              Page 11 of 28 Pages
transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          Item 6 is hereby amended and restated to read in its entirety as follows:

          On March 1, 1999, TCI, the Liberty Companies, News Corp., Holdings and the Issuer entered into the Stockholders Agreement, which provides that, among other things, for so long as a stockholder or group of related stockholders is entitled to designate at least one director to the Issuer's Board of Directors, the other stockholder or group of related stockholders shall be subject to certain restrictions on its ability to sell any of its shares of Common Stock to an unaffiliated third party or to convert any of its shares of Class B Common Stock to shares of Class A Common Stock unless it first offers such Common Stock for sale to the non-transferring party. If the non-transferring party elects not to purchase such Common Stock, the transferring party will convert any Class B Common Stock to be sold into Class A Common Stock prior to such sale unless such Class B Common Stock is to be sold to a third party that has offered to purchase at least 12.5% of the aggregate number of shares of Class B Common Stock outstanding. Pursuant to the Stockholders Agreement, so long as there continues to be at least two

                              Page 12 of 28 Pages
stockholders or groups of related stockholders that each own in the aggregate 30% or more of the outstanding Class B Common Stock, such stockholders or the members of each such stockholder group will vote their shares of Common Stock on all matters submitted to a vote of the Issuer's stockholders only as shall be mutually agreed upon by such stockholders or stockholder groups and, if they are unable to agree on how to vote with respect to any such proposal, they will each be obligated to vote against such proposal. Under the Stockholders Agreement, a stockholder or group of related stockholders is entitled to designate one director for each 12.5% of the outstanding shares of Class B Common Stock owned by such party (rounded to the nearest 12.5%, with more than 6.25% being rounded up, and 6.25% or less being rounded down), and the other stockholders or group of related stockholders will vote or cause to be voted all shares of Common Stock owned by such party for the election of such designee(s) as director. In addition, the Stockholders Agreement provides for certain registration rights with respect to the resale of the Class A Common Stock owned by stockholders that are parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Parent (as defined in such Agreement) of each stockholder or group of related stockholders that is entitled to designate at least one director to the Issuer's Board of Directors pursuant to the Stockholders Agreement agrees with and for the benefit of the Parent of each other stockholder or group of related stockholders that is so entitled to designate at least one director to the Issuer's Board of Directors that, for so long as there are at least two such stockholders or stockholder groups, the Issuer will, subject to certain limited exceptions, be the exclusive vehicle through which such Parent, directly or indirectly through its controlled affiliates, conducts program guide businesses (print, electronic or otherwise) worldwide. Currently, TCI and News Corp. are each Parents within the meaning of the Stockholders Agreement. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the complete text thereof filed as an Exhibit hereto and incorporated herein by reference.

          On October 4, 1999, the Issuer, Gemstar International Group Limited, a British Virgin Islands corporation ("Gemstar"), and G Acquisition Subsidiary Corp., a Delaware corporation and a direct

                              Page 13 of 28 Pages
wholly owned subsidiary of Gemstar ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into the Issuer with the Issuer being the surviving corporation (the "Merger"). In the Merger, each outstanding share of Class A Common Stock and Class B Common Stock of the Issuer will be converted into .6573 of a share of common stock of Gemstar. Prior to the Merger, Gemstar will reincorporate in Delaware. Consummation of the Merger is subject to a number of conditions, including the receipt of all required governmental and regulatory approvals and the approval of Gemstar's and Issuer's respective stockholders. In connection with the execution of the Merger Agreement, News Corp. and Holdings entered into a voting agreement with Gemstar, dated October 3, 1999 (the "Voting Agreement"), pursuant to which News Corp. and Holdings (collectively, the Contracting Parties") have agreed: (1) to vote or cause to be voted all shares of the capital stock of the Issuer which the Contracting Parties own of record or beneficially in any capacity or which are under the control of the Contracting Parties, in favor of the Merger and the other transactions provided for in or contemplated by the Merger Agreement and against any inconsistent proposals or transactions; (2) during the Restricted Period (defined below) not to and to cause each of their respective subsidiaries (and each of their respective affiliates or associates (within the meaning of Rule 12b-2 under the Exchange Act) with respect to which each Contracting Party possesses, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other persons, the power to direct decisions regarding the acquisition, disposition or voting by such affiliate or associate of Gemstar's common stock or rights to acquire or vote the same) not to purchase of record or beneficially any additional securities of Gemstar; (3) during the Restricted Period not to sell, transfer, pledge or otherwise dispose of any of the shares of Common Stock beneficially owned by the Contracting Parties (including any shares of Common Stock issuable upon the exercise or conversion of options or convertible securities of the Issuer) or any interest therein or agree to do the foregoing, except for (x) transfers to Liberty or a controlled affiliate thereof or (y) pledges to secure bona fide indebtedness or bona fide monetization transactions or to secure the obligations of a person in connection with derivative transactions and settlement obligations thereunder

                              Page 14 of 28 Pages

(including, without limitation, puts, calls, collars, swaps, etc.) with respect to such shares, provided that the terms of such derivative transaction permit cash settlement of a Contracting Party's obligations thereunder and do not restrict a Contracting Party's obligation to vote the pledged shares in accordance with the Voting Agreement; and (4) to irrevocably grant to, and appoint, Henry C. Yuen and Elsie Ma Leung, in their respective capacities as officers of Gemstar and their successors, such Contracting Party's proxy and attorney-in-fact (with full power of substitution) for and in News Corp.'s name, place and stead to vote the shares of Common Stock beneficially owned by such Contracting Party (including any shares of Common Stock issuable upon the exercise or conversion of options or convertible securities of the Issuer) in accordance with the Voting Agreement. The Contracting Parties' obligations under the Voting Agreement will terminate concurrently with any termination of the Merger Agreement. Liberty and certain of its wholly-owned subsidiaries which are the record owners of the shares of the Issuers' Common Stock beneficially owned by Liberty, have entered into a voting agreement with Gemstar having equivalent terms to those contained in the Voting Agreement. The term "Restricted Period" means the period from October 4, 1999 and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the Merger.

          The foregoing description of the Voting Agreement is qualified in its entirety by the terms of such document, which is included as Exhibit 10.8 to this Amendment No. 2 and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------
          Item 7 is hereby amended and restated to read in its entirety as follows:
          Exhibit No.               Exhibit
          -----------               -------

             10.2 Joint Filing Agreement among the Reporting Persons (filed with the original filing of the Statement on Schedule 13D).

             10.3 Share Exchange Agreement, effective as of June 10, 1998, among NAI, Holdings and the Issuer. Incorporated by reference from Appendix I of the Proxy Statement on
                                    Schedule 14A of the Issuer (File No. 000-
                                    22662) filed on January 21, 1999 (filed with
                                    Amendment No. 1).

             10.4 Letter agreement, effective as of June 10, 1998, among News Corp., TCI and the Issuer (the Parent Agreement). Incorporated by reference from Exhibit 10.1 to the

                              Page 15 of 28 Pages
                                    report on Form 8-K of the Issuer (File No.
                                    000-22662) filed on March 16, 1999 (filed
                                    with Amendment No. 1).

             10.5 Letter agreement, dated February 23, 1999, among News Corp., TCI and the Issuer (the Equalization Letter) (filed with Amendment No. 1).

             10.6 Stockholders' Agreement, dated as of March 1, 1999, among Holdings, News Corp., Liberty UVSG, Liberty, TCI and the Issuer (filed with Amendment No. 1).

             10.7 Power of Attorney, dated March 31, 1999, by NPAL, Holdings, and K. Rupert Murdoch (filed with Amendment No. 1).

             10.8 Voting Agreement, dated October 3, 1999, between the Contracting Parties and Gemstar.

                              Page 16 of 28 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: October 31, 1999

                                    THE NEWS CORPORATION LIMITED



                                    By:  /s/ Arthur M. Siskind
                                       --------------------------------
                                        Name:  Arthur M. Siskind
                                        Title: Director

                              Page 17 of 28 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: October 31, 1999

                                    NEWS PUBLISHING AUSTRALIA LIMITED



                                    By:                *
                                       ----------------------------------



/*/ By:  /s/ Arthur M. Siskind
       --------------------------
        Arthur M. Siskind
        Attorney-in-Fact

                              Page 18 of 28 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: October 31, 1999

                                    TVG HOLDINGS, INC.



                                    By:  /s/ Arthur M. Siskind
                                       ---------------------------------------
                                        Name:  Arthur M. Siskind
                                        Title: Director and Senior Executive
                                               Vice President

                              Page 19 of 28 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: October 31, 1999



                                                    *
                                      -----------------------------
                                      K. Rupert Murdoch




/*/ By: /s/ Arthur M. Siskind
       ---------------------------
        Arthur M. Siskind
        Attorney-in-Fact

                              Page 20 of 28 Pages

Schedule 1 is hereby amended and restated to read in its entirety as follows:

Schedule 1
----------

       Directors, Executive Officers and Controlling Persons of the Reporting Persons.

                                                                                             Principal Business
                                                                                             or Organization in
                                                                                                 Which Such
           Name                                 Principal Occupation and Business               Employment is
           ----                                 ---------------------------------
                                                             Address                              Conducted
                                                             -------                              ---------
K. Rupert Murdoch                               Chairman and Chief Executive of News              News Corp.
                                                Corp.; Director of NPAL; Director of News
                                                International plc; Director of News
                                                Limited; Director of NAI; Director of
                                                Holdings; Director and Chairman of
                                                Satellite Television Asian Region Limited
                                                ("STAR TV"); Director and Chairman of
                                                British Sky Broadcasting Group plc
                                                ("BSkyB"); Director, Chairman and Chief
                                                Executive Officer of Fox Entertainment
                                                Group, Inc.; Director of Fox Family
                                                Worldwide, Inc. ("FFW"); Director of
                                                Philip Morris Companies Inc.
                                                10201 West Pico Boulevard
                                                Los Angeles, CA 90035

Geoffrey C. Bible                               Non Executive Director of News Corp.;            Philip Morris
                                                Chairman and Chief Executive Officer of
                                                Philip Morris Companies Inc. ("Philip
                                                Morris"); Director of New York Stock
                                                Exchange, Inc.
                                                120 Park Avenue
                                                New York, New York 10017

                              Page 21 of 28 Pages

Chase Carey                                         Executive Director and Co-Chief Operating        Fox Television
                                                    Officer of News Corp.; Director, President
                                                    and Chief Operating Officer of  NAI;
                                                    Director and Co-Chief Operating Officer of
                                                    Fox Entertainment Group, Inc.; Chairman
                                                    and Chief Executive Officer of Fox
                                                    Television; President and Chief Operating
                                                    Officer of Holdings; Director of STAR TV;
                                                    Director of FFW; Director of TV Guide,
                                                    Inc.; Director of Gateway, Inc.; Director
                                                    of  Colgate University.
                                                    10201 West Pico Boulevard
                                                    Los Angeles, CA 90035

Gareth C.C. Chang                                   Executive Director of News Corp.;                STAR TV
                                                    Executive Chairman of STAR TV; Director of
                                                    Apple Computers Inc.
                                                    8th Floor, One Harbourfront
                                                    18 Tak Fung Street
                                                    Hunghom, Kowloon, Hong Kong

Peter Chernin                                       Executive Director, President and Chief          News Corp.
                                                    Operating Officer of News Corp.; Director,
                                                    Chairman and Chief Executive Officer of
                                                    NAI ; Director, President and Chief
                                                    Operating Officer of Fox Entertainment
                                                    Group, Inc.; Chairman and Chief Executive
                                                    Officer of Holdings; Director of TV Guide,
                                                    Inc.; Director of Tickets.com, Inc.;
                                                    Director of E*TRADE Group, Inc.
                                                    10201 West Pico Boulevard
                                                    Los Angeles, CA 90035

Ken E. Cowley/1/                                    Non Executive Director of News Corp.;            News Corp.
                                                    Executive Director of Ansett Australia
                                                    Holdings Limited; Director of Commonwealth
                                                    Bank of Australia.
                                                    2 Holt Street
                                                    Sydney, New South Wales 2010
                                                    Australia

____________________
/1/    Citizen of Australia

                              Page 22 of 28 Pages

David F. DeVoe                                      Executive Director, Senior Executive Vice               News Corp.
                                                    President and Chief Financial Officer and
                                                    Finance Director of News Corp.; Director
                                                    and Senior Executive Vice President of
                                                    NAI; Director, Senior Executive Vice
                                                    President and Chief Financial Officer of
                                                    Fox Entertainment Group, Inc.; Director of
                                                    STAR TV; Director of BSkyB; Director and
                                                    Senior Executive Vice President of
                                                    Holdings.
                                                    1211 Avenue of the Americas
                                                    New York, New York 10036

Aatos Erkko/2/                                      Non Executive Director of News Corp.;                   Sanoma
                                                    Chairman of Sanoma Corporation ("Sanoma"),
                                                    a privately owned media company in Finland.
                                                    P.O. Box 144
                                                    SF00101 Helsinki, Finland

Leslie Hinton                                       Director and Executive Vice President of                News Corp.
                                                    NPAL; Executive Chairman of News
                                                    International plc; Director of Press
                                                    Association Limited.
                                                    1 Virginia Street
                                                    London E1 9XN England

Andrew S.B. Knight/3/                               Non Executive Director of News Corp.                    News Corp.
                                                    c/o News International plc
                                                    1 Virginia Street
                                                    London E1 9XN England

Peter Macourt                                       Director and President of NPAL; Deputy                  News Corp.
                                                    Chief Executive Officer of News Limited.
                                                    2 Holt Street
                                                    Surry Hills, New South Wales 2010
                                                    Australia

______________________

/2/   Citizen of Finland

/3/   Citizen of United Kingdom

                              Page 23 of 28 Pages

Lachlan K. Murdoch                                  Executive Director and Senior Executive                 News Corp.
                                                    Vice President of News Corp.; Chairman and
                                                    Director of Queensland Press Limited;
                                                    Director, Chairman, and Chief Executive of
                                                    News Limited; Deputy Chairman of STAR TV;
                                                    Director of Beijing PDN Xinren Information
                                                    Technology Company Ltd; Director of FOXTEL
                                                    Management Pty Ltd.;
                                                    2 Holt Street
                                                    Sydney, New South Wales 2010
                                                    Australia

Thomas J. Perkins                                   Non Executive Director of News Corp.;                   Kleiner Perkins
                                                    Senior Partner at Kleiner Perkins Caufield
                                                    & Byers ("Kleiner Perkins"); Director of
                                                    Compaq Computer Corporation;
                                                    4 Embarcadero Center
                                                    Suite 3520
                                                    San Francisco, CA 94111

Bert C. Roberts, Jr.                                Non Executive Director of News Corp.;                   MCI
                                                    Chairman of MCI Worldcom, Inc. ("MCI");
                                                    1801 Pennsylvania Avenue, N.W.
                                                    Washington, D.C. 20006


Stanley S. Shuman                                   Non Executive Director of News Corp.;                   Allen & Company
                                                    Executive Vice President and Managing
                                                    Director of Allen & Company Incorporated
                                                    ("Allen & Company"); Director of NAI;
                                                    Director of Bayou Steel Corporation;
                                                    711 Fifth Avenue
                                                    New York, New York 10176

                              Page 24 of 28 Pages

Arthur M. Siskind                                   Executive Director, Senior Executive Vice              News Corp.
                                                    President and Group General Counsel of
                                                    News Corp.; Director of BSkyB; Director
                                                    and Executive Vice President of NAI;
                                                    Director, Senior Executive Vice President
                                                    and General Counsel of Fox Entertainment
                                                    Group, Inc.; Director of STAR TV; Director
                                                    and Senior Executive Vice President of
                                                    Holdings; Director of BSkyB;
                                                    1211 Avenue of the Americas
                                                    New York, New York 10036

                              Page 25 of 28 Pages